Exhibit 77(i)


                       Terms of New or Amended Securities

o At the September 28, 2005 meeting, the Board of Directors approved filing with the U.S. Securities and Exchange Commission a post-effective amendment to the Registrant's registration statement registering Class O shares of the Strategic Allocation Funds; and approved amending the Registrant's multiple-class plan to reflect the Class O shares for the Strategic Allocation Funds.